September 13, 2021

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Division of Corporation Finance Office of Real Estate & Construction
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Offering Statement on Form 1-A filed April 12, 2021
Amendment No. 2 to Offering Statement of Form 1-A filed May 19, 2021
Response to SEC Comments dated July 2, 2021
File No. 024-11503

To the Commission:
On April 12, 2021, the Company filed with the Securities and Exchange Commission (the “Commission”) an offering statement on Form 1-A, as amended by Amendment No. 1 filed April 13, 2021 and Amendment No. 2 filed May 19, 2021 (the “Offering Statement”).  The Company received comments from the Staff of the Commission on June 17, 2021, to which it proposed responses on July 2, 2021.  The Company received further comments from the Staff on August 3, 2021 and August 9, 2021.  The Company has filed today Amendment No. 3 to the Offering Statement (the “Amendment”), reflecting responses to the comments received and updating certain information in the Statement.
Each comment has been included below for your reference and the Company’s response is presented below each comment.
1.	Comment:	Cover Page. We note your response to comment 1. Please revise to clarify whether your redemption program continues to be suspended.
Response: We have added a disclosure stating the share redemption program for common stock has been re-opened for redemptions in the case of death or disability of the stockholder.  The redemption program for preferred shares is currently open for any and all repurchases (although no preferred shares have yet been sold under this Offering Statement of course).
2.	Comment:	Management Compensation, page 2. We note your response to comment 2 that you reimburse the advisers for a portion of the salaries and benefits paid to some of the named executive officers. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisers, break out the amounts paid pursuant to the asset management fee, acquisition fee, incentive management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.
Response:	The Company will do so in future filings that require Item 402 or Item 404 disclosure.
3.	Comment:	Preferred Stock; Preferred Dividend, page 78. We note your response to comment 4. Please revise the disclosure on page 11 to clarify that the distribution is a term of the preferred shares in the charter and the board can suspend the distribution at any time.
Response: We have revised the Offering Circular under “The Offering” to read: “This is a preference, not a guarantee, but is a term contained in the preferred designation of the Company’s Charter; however, the Board could suspend the dividend at any time, although it would continue to accrue.”
5.	Comment:	Management's Discussion and Analysis, page 81. We note your revised disclosure beginning on page 89 regarding the properties in your portfolio and your references to consolidated and unconsolidated properties. Please revise to clarify your ownership percentage in the unconsolidated properties and update the property disclosure to reflect any newly consolidated properties.
Response: We have so revised the Offering Circular.
6.	Comment:	General. We note your response to comment 7, including that you added disclosure to the Offering Circular to disclose that MacKenzie REIT resulted from the merger of an old limited partnership sponsored by an unaffiliated third-party in 1987. We are unable to locate such disclosure and continue to believe that you should include more detailed narrative summary disclosure describing your management's and your advisers' experience with real estate programs. In addition, please revise to describe any material adverse business developments experienced by any prior programs, or advise us why such disclosure is not material.
Response: We have revised to include disclosure regarding a brief history of MacKenzie REIT.  We have also added disclosure stating that the adviser has no experience investing investors’ money in real estate programs, although has invested its own funds. Thus, there are no “prior programs” and thus no material adverse business developments experienced by them.
7.	Comment:	General. We note your responses to comments 8, 9, 10 and 11. We have forwarded your responses to the Division of Investment Management, and we may have further comments.
Comment:
General.  We note your responses to comments 8, 9, 10 and 11. Based on our analysis of the relevant facts and circumstances, it appears that the Company is an “investment company” within the meaning of Section 3(a)(1)(C) of the 1940 Act and would remain such until the percentage of the Company’s assets that constitute investment securities falls below 40% as set forth in that Section. Please indicate whether the Company has complied with the 1940 Act and the rules and regulations thereunder since filing its notification of withdrawal of election to be regulated as a BDC on December 31, 2020, including whether the preferred stock that the Company seeks to offer complies with the relevant provisions set forth in Section 18 of the 1940 Act.

Response: As you know, our counsel had discussions with the Staff prior to the Company seeking shareholder authorization to withdraw its registration as a BDC.  Our counsel’s letter to the Staff, which was intended to summarize those conversations, outlined the process the Company planned to follow in order to pre-clear it with the Staff, as discussed.  In that letter, the Company committed to liquidate its securities portfolio in an “orderly manner.” (The Company believed that implied that it would do so within a year, consistent with the timing under Rule 3a-2).  The Company has followed the process.  Beginning December 31, 2020, it ceased buying any more securities, so the Company has not been “engaged primarily...in...investing, reinvesting, or trading in” securities since December 31, 2020. Thus because the definition of an investment company under Section 3(a)(1)(A) was no longer met, the Company believes it has not been required to comply with the 1940 Act.  Additionally, in response to the Staff’s most recent query, the Company has performed a thorough analysis of its holdings under the 1940 Act and determined that it has already come into compliance with the 40% test under Section 3(a)(1)(C).  As of the date hereof, the percentage of the Company’s assets that constitute investment securities is 39.2%.  By the end of the year, we believe it will be substantially less than this as well.  This belief is based upon several pending transactions, including a contract to purchase a building in Hollywood scheduled to close September 20 (which would bring the percentage to around 36%), and the fact that it should be able to sell a large portion of one of its securities once it becomes tradeable (which would bring the percentage to 31%).  Thus, we trust that the Staff will agree that the Company is no longer an investment company and that these comments should be resolved.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Offering Statement declared effective as soon as possible.  Please feel free to contact me at 925.235.1006 or by email at chip@mackenziecapital.com should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Rebecca C. Taylor
Steven F. Carman